KROLL BOND RATING AGENCY, INC.

Form NRSRO Annual Certification filed as of March 31, 2017

EXHIBIT 4:
Organizational Structure

LEGAL STRUCTURE

- **Wharf Ratings Acquisition LLC**
  Delaware LLC
  Formed Oct 2015
  - **KBRA Holdings, Inc.**
    Delaware Corporation
    Formed April 2010
    FEIN 27-2484015
    845 Third Avenue, 4th Floor
    New York, NY 10022
    - **KBRA Analytics, Inc.**
      Delaware Corporation
      Formed September 2013
      FEIN 46-3645331
      Holds a minority investment in Weiss Residential Research, LLC
    - **Kroll Bond Rating Agency, Inc.**
      Delaware Corporation
      Formed February 1984
      FEIN 54-1309629
      F/K/A LACE Financial Corporation
      Acquired August 2010
      - **Maryland Office**
        1311 South Main Street, Suite 304
        Mt. Airy, MD 21771
      - **Pennsylvania Office**
        200 Dryden, Suite 3600
        Dresher, PA 19025
      - **New York Office**
        845 Third Avenue, 4th Floor
        New York, NY 10022

SENIOR TEAM AND FUNCTIONAL AREAS


Jules Kroll
Chairman
NRSRO Board
Vanessa Bajaio
Executive Assistant
Jim Nadler
President & CEO
Ira Powell
COO
Ajay Junnarkar
CFO and CAO
Patrick Welch
Chief Credit Officer
Angela Liang
General Counsel
Marjan Riggi
Aviation
Sara Schapiro
Executive Assistant
Murray Markowitz
Chief Compliance Officer
Karen Daly
Public Finance & Financial Guaranty
Tony Nocera
ABS Commercial
Kate Kennedy
Investor Relations
Mark Miller
Business Development
William Wright
CTO
Alec Alenstein
KBRA Analytics
Rosemary Kelley
ABS Consumer
Eric Thompson
CMBS and RMBS
Susan Levitt
Issuer Relations
Nathan Powell
KBRA Analytics
Andrew Giudici
Project Finance
Van Hesser
Corporates and Financial Institutions